Exhibit 99.7

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Cresco Labs Inc. on Form S-8 (333-253670) and Form F-10 (333-253671) of our report dated March 26, 2021, with respect to our audits of the consolidated financial statements of Cresco Labs Inc. and its subsidiaries as of December 31, 2020 and 2019 and for the years then ended, included in this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 29, 2021.

/s/ MARCUM LLP

Marcum LLP

Chicago, IL

March 29, 2021